SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 3)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                   ___________

                            W.P. Stewart & Co., Ltd.
                            ------------------------
                       (Name of Subject Company (Issuer))

        Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., Arrow Opportunities I, LLC, Arrow Opportunities I, Ltd., Arrow Advisors LLC,
           Arrow Offshore Advisors, LLC, Arrow Capital Management LLC,
                    Alexandre von Furstenberg and Mal Serure
                    ----------------------------------------
                      (Names of Filing Persons) (Offerors)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    G84922106
                                    ---------
                      (CUSIP Number of Class of Securities)

                                   ___________

Mal Serure                                  David J. Heymann
c/o Arrow Advisors LLC                      Post Heymann & Koffler LLP
499 Park Avenue                             Two Jericho Plaza, Wing A, Suite 211
New York, New York 10022                    Jericho, New York 11753
Tel:  212-243-7338                          Tel:  516-681-3636
Fax:  212-243-2195                          Fax:  516-433-2777

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

       Transaction valuation*                      Amount of Filing Fee
       ----------------------                      --------------------

       $31,843,200                                 $1,252

* For purposes of the filing fee only assumes the purchase of 19,902,000 shares at a purchase price of $1.60 per share in cash.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid: $1,252
            Form or Registration No.: SC TO-T
            Filing Party: Arrow Partners LP
            Date Filed: May 28, 2008

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-1.

            |_|   issuer tender offer subject to Rule 13e-4.

            |_|   going-private transaction subject to Rule 13e-3.

            |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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

                                  TENDER OFFER

      This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, Arrow Offshore, Ltd., a Cayman Island exempted company, Arrow Opportunities I, LLC, a Delaware limited liability company, Arrow Opportunities I, Ltd, a Cayman Island exempted company, Arrow Advisors LLC, a Delaware limited liability company, Arrow Offshore Advisors, LLC, a Delaware limited liability company, Arrow Capital Management LLC, a Delaware limited liability company, Alexandre von Furstenberg and Mal Serure, as amended by Amendment No. 1 filed with the SEC on June 27, 2008, as further amended by Amendment No. 2 filed with the SEC on July 7, 2008 (the "Schedule TO"), to purchase up to 19,902,000 common shares (the "Shares") in W.P. Stewart & Co., Ltd. (the "Company"), as set forth in the Schedule TO. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Schedule TO.

      The Schedule TO is hereby amended as follows:

Item 7. Source And Amount Of Funds Or Other Consideration

      Item 7 is hereby amended to add the following:

      The total amount of funds required by the Purchaser to purchase 16,690,930 Shares pursuant to the Offer, excluding related fees and expenses, was $26,705,488. In addition, on August 1, 2008, the Purchaser acquired an additional 5,010,000 Shares directly from the Company in accordance with the terms of the Investment Agreement for a purchase price of $8,016,000.

Item 8. Interest In Securities Of The Subject Company

      Item 6 is hereby amended to add the following:

      The Offer by the Purchaser for up to 19,902,000 Shares expired 5:00 p.m., New York City time, on July 28, 2008. Pursuant to the Offer, after expiration of the guaranteed delivery period, the Purchaser has accepted for purchase 16,690,930 Shares, constituting approximately 33.1% of the outstanding Shares, without giving effect to the issuance of 5,010,000 new Shares to the Purchaser as described in the following sentence. In addition, on August 1, 2008, the Purchaser acquired an additional 5,010,000 Shares directly from the Company in accordance with the terms of the Investment Agreement. As a result, the Purchaser collectively owns 21,700,930 Shares constituting approximately 39.2% of the current outstanding Shares. Each Purchaser owns directly the following
Shares:

Purchaser                                             Number of Shares Purchased
---------                                             --------------------------
Arrow Partners, LP                                             8,506,053
Arrow Offshore, LTD                                            6,412,014
Arrow Select, LP                                                 376,613
Arrow Opportunities I LLC                                      4,437,500
Arrow Opportunities I LTD                                      1,968,750


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

Item 12. Exhibits

      Item 12 is hereby amended to add the following:

      (a)(10) Text of press release issued by the Purchaser, dated July 29, 2008

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ARROW MASTERS LP


                                             By: Arrow Advisors LLC
                                                 General Partner

                                                 By: /s/ Mal Serure
                                                     ---------------------------
                                                     Mal Serure
                                                     Co-Managing Member


                                             ARROW PARTNERS LP

                                             By: Arrow Advisors LLC
                                                 General Partner

                                                 By: /s/ Mal Serure
                                                     ---------------------------
                                                     Mal Serure
                                                     Co-Managing Member


                                             ARROW OFFSHORE, LTD.

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Director


                                             ARROW OPPORTUNITIES I,  LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             ARROW OPPORTUNITIES I, LTD

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Director


                                             ARROW ADVISORS LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             ARROW OFFSHORE ADVISORS LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             ARROW CAPITAL MANAGMENT LLC

                                             By: /s/ Mal Serure
                                                 -------------------------------
                                                 Mal Serure
                                                 Co-Managing Member


                                             /s/ Mal Serure
                                             -----------------------------------
                                             Mal Serure


                                             /s/ Alexandre von Furstenberg
                                             -----------------------------------
                                             Alexandre von Furstenberg

Dated:  August 4, 2008


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